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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.: NOT APPLICABLE)

                                   INVITROGEN CORP.
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                                   (NAME OF ISSUER)

                                     COMMON STOCK
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                            (TITLE OR CLASS OF SECURITIES)

                                     46185R 10 0
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                                    (CUSIP NUMBER)

                                RICHARD W. SWEAT, ESQ.
                            POST KIRBY NOONAN & SWEAT LLP
                            600 WEST BROADWAY, SUITE 1100
                                 SAN DIEGO, CA 92101
                                    (619) 231-8666
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                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   AUGUST 18, 1999
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                         (DATE OF EVENT WHICH REQUIRES FILING
                                  OF THIS STATEMENT)

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(1)  Name of reporting person:  Sheldon C. Engelhorn.
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(2)  Check the appropriate box if a member of a group.                      (a)
                                                                            ----
                                                                           X (b)


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CUSIP NO. 46185R 10 0                 13D                      PAGE 2 OF 5 PAGES
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(3)  SEC use only.
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(4)  Source of funds:  00
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(5)  Check if disclosure of legal proceedings is required pursuant to Items 2(d)
     or 2(e).  Not Applicable.
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(6)  Citizenship or place of organization:  United States of America.
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Number of shares beneficially owned by each reporting person with:
(7)  Sole voting power                                                   983,259
(8)  Shared voting power                                                       0
(9)  Sole dispositive power                                              983,259
(10) Share dispositive power                                                   0
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(11) Aggregate amount beneficially owned by each reporting person.
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(12) Check if the aggregate amount in Row (11) excludes certain shares.
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(13) Percent of class represented by amount in Row (11):  6.15%.
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(14) Type of reporting person:  IN.

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following _____.


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CUSIP NO. 46185R 10 0                 13D                      PAGE 3 OF 5 PAGES
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                                     SCHEDULE 13D

Item 1. Security and Issuer. This statement relates to the common stock of Invitrogen Corp., 1600 Faraday Avenue, Carlsbad, California 92008.

Item 2.  Identity and Background.

 (a) Sheldon C. Engelhorn.

 (b) 1600 Faraday Avenue, Carlsbad, CA 92008.

 (c) Mr. Engelhorn is employed by Invitrogen Corp., 1600 Faraday Avenue, Carlsbad, CA 92008.

 (d) Mr. Engelhorn, during the last five years, has not been convicted in any criminal proceeding.

 (e) During the last five years, Mr. Engelhorn has not been the subject of any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) Citizenship:  United States of America.

Item 3. Source and Amount of Funds or other Consideration. Mr. Engelhorn acquired the Common Stock of Invitrogen Corp. of a merger in which Invitrogen Corp. acquired NOVEX. As a result of the merger, shareholders of NOVEX, including Mr. Engelhorn, received shares of Common Stock of Invitrogen Corp. Upon the effective date of the merger, Mr. Engelhorn's NOVEX stock was converted into Invitrogen Corp. Common Stock. Mr. Engelhorn acquired his shares in NOVEX more than 12 years ago.

Item 4. Purpose of Transaction. Mr. Engelhorn acquired the shares of Invitrogen Corp. by operation of law as a result of a merger transaction in which Invitrogen Corp. acquired NOVEX. Mr. Engelhorn acquired his shares of NOVEX for investment, and the merger transaction had as its purpose Invitrogen's acquisition of NOVEX. Mr. Engelhorn has no plans or proposals which relate to or would result in:


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CUSIP NO. 46185R 10 0                 13D                      PAGE 4 OF 5 PAGES
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 (a) The acquisition by any person of additional securities of Invitrogen Corp., or the disposition of securities of Invitrogen Corp;

 (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Invitrogen Corp. or any of its subsidiaries;

 (c) A sale or transfer of a material amount of assets of Invitrogen Corp. or any of its subsidiaries;

 (d) Any change in the present board of directors or management of Invitrogen Corp., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 (e) Any material change in the present capitalization or divided policy of Invitrogen Corp.;

 (f) Any other material change in Invitrogen Corp.'s business or corporate structure, including but not limited to, if Invitrogen Corp. is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

 (g) Changes in Invitrogen Corp.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Invitrogen Corp. by any person;

 (h) Causing a class of securities of Invitrogen Corp. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

 (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

 (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

 (a) Mr. Engelhorn acquired 973,903 shares of Invitrogen Corp.'s Common Stock directly as a result of the merger, and acquired 9,356 shares of Invitrogen Corp.'s Common Stock


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CUSIP NO. 46185R 10 0                 13D                      PAGE 5 OF 5 PAGES
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     indirectly as a result of the merger when his shares of NOVEX stock held by the NOVEX ESOP were converted to shares of Invitrogen Corp. The total number of shares he acquired was 983,259 shares representing 6.15% of the shares of Invitrogen Corp. outstanding on August 17, 1999, the effective date of the merger;

 (b) Mr. Engelhorn has the sole power to vote or direct the vote of 973,903 shares, and 9,356 shares held by the Invitrogen Corp. ESOP may be voted by its trustees under the terms of the Plan. Mr. Engelhorn has the sole right to dispose of 973,903 shares, with such disposal subject to the federal estate securities laws applicable to the shares held by him;

 (c) There were no transactions in Invitrogen Corp. Common Stock by
     Mr. Engelhorn during the past 60 days during the merger with NOVEX;

 (d) No other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Invitrogen Corp. by Mr. Engelhorn directly. The shares held indirectly in the Invitrogen ESOP are subject to the rules and terms of the ESOP Plan documents;

 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Engelhorn and any person with respect to any securities of Invitrogen Corp.

Item 7.  Material to be Filed as Exhibits.  None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
Sept 9, 1999

Signature:

/s/ Sheldon C. Engelhorn
Sheldon C. Engelhorn
Title: